Exhibit 99.1

FOR IMMEDIATE RELEASE

Wipro Announces Results for the Quarter-Ended September 30, 2023

Large deal bookings reach $1.3 billion, an increase of 79% YoY and 6% QoQ

Total bookings of $3.8 billion, mark a 6% YoY increase

IT services segment EBIT increases 6% YoY. EPS increases 4.1% YoY

Operating cash flows at 145% of net income

EAST BRUNSWICK, N.J. | BANGALORE, India – October 18, 2023: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading technology services and consulting company, announced financial results under International Financial Reporting Standards (IFRS) for the quarter-ended September 30, 2023.

Highlights of the Results

Results for the Quarter ended September 30, 2023:

1.	Gross revenue reached ₹225.2 billion ($2.7 billion1), a decrease of 0.1% YoY.

2.	IT services segment revenue was at $2,713.3 million, a decrease of 2.3% QoQ.

3.	Non-GAAP[2] constant currency IT Services segment revenue decreased 2.0% QoQ.

4.	Total bookings[3] was at $3.8 billion, up by 6% YoY and large deal bookings[4] was at $1.3 billion, up by 79.0% YoY.

5.	IT services segment EBIT for the quarter was ₹36.1 billion ($434.0 million1), an increase of 6% YoY.

6.	IT services operating margin[5] for the quarter was at 16.1%, up 10 bps QoQ and 100 bps YoY.

7.	Earnings per share for the quarter was at ₹5.06 ($0.061), an increase of 4.1% YoY.

8.	Net income for the quarter was at ₹26.5 billion ($318.5 million1), a decrease of 0.5% YoY.

9.	Operating cash flows at 145% of Net Income for the quarter was at ₹38.6 billion ($465.0 million1).

10.	Voluntary attrition[6] has continued to moderate QoQ, coming in at 9-quarter low of 13.4% in Q2’24.

Outlook for the Quarter ending December 31, 2023

We expect revenue from our IT Services business segment to be in the range of $2,617 million to $2,672 million*. This translates to sequential guidance of -3.5% to -1.5% in constant currency terms.

*	Outlook for the Quarter ending December 31, 2023, is based on the following exchange rates: GBP/USD at 1.26, Euro/USD at 1.09, AUD/USD at 0.66, USD/INR at 82.70 and CAD/USD at 0.74

Performance for the Quarter ended September 30, 2023

“We continue to win in the market despite the uncertain macro environment,” said Thierry Delaporte, CEO and Managing Director. “We ended the second quarter with 22 accounts above the $100M range, which is double the number we had in FY’21. Our large deal total contract value reached $1.3 billion—highest in the last nine quarters.”

“Against a challenging environment, we continue to take the bold decisions needed to realize our long-term ambitions. We are investing in our technology infrastructure and streamlining our operations and delivery to drive profitable growth. We are training and reskilling our people so they can be ready for an AI-driven future. The investments we made in our ai360 strategy are helping us realize significant efficiencies across our organization and creating an early leadership position in this fast-evolving space. We are confident that these investments will keep us resilient and competitive in an ever shifting business and economic landscape.”

Aparna C. Iyer, Chief Financial Officer, said, “We remain focused on profitable growth despite a challenging market. Our disciplined approach to improve efficiency, productivity and utilization has led to an increase of 100 bps YoY in our IT services operating margins. Our absolute IT services segment EBIT grew 6% YoY. We generated strong operating cash flow of 145% of net income for the quarter.”

IT Products

1.	IT Products segment revenue for the quarter was ₹1.47 billion ($17.7 million1)

2.	IT Products segment results for the quarter was a loss of ₹0.47 billion ($5.6 million1)

Please refer to the table on page 11 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹83.08, as published by the Federal Reserve Board of Governors on September 30, 2023. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2023, was US$1= ₹82.54

2.	Constant currency for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.
3.

Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and increases to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2.

4.	Large deal bookings consist of deals greater than or equal to $30 million in total contract value.
5.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials.
6.	Voluntary attrition is in IT Services computed on a quarterly annualised basis and excludes DOP.
7.	Effective April 1, 2023, we merged our ISRE segment with our IT Services segment. The YoY growth rates for the quarter ended September 30, 2023 were computed by rebase lining Q2’23 numbers.

Highlights of Strategic Deal Wins

In the second quarter, Wipro continued to win large and strategic deals across industries. Key highlights include:

1.

US-based multinational clothing company has selected Wipro to accelerate digital innovation, drive business growth, and enhance long term profitability. Leveraging its expertise in Generative AI, Cloud transformation, and Intelligent Automation, Wipro will help the client optimize current global operations and provide scale for new lines of business. The deal will include a range of services including application support, analytics, cybersecurity, automation, and consulting with the goal of driving improved process maturity, faster incident resolution, and better time to market for the client.

2.

A global leader in technology has selected Wipro for comprehensive silicon engineering services from chip definition to design verification to tapeout. Wipro will provide services for the client’s broad portfolio of products including end point management, observability, and cloud. This strategic partnership will provide the client with increased speed-to-market of their products, improve their reliability, and reduce their total cost of ownership.

3.

An American food service distributor has selected Wipro to undertake a multi-year IT transformation and modernization project. The Wipro team worked with the client to increase cloud usage by up to 80% through native development of several business-critical applications. This included building a cloud enablement platform, creating a transformation blueprint, and setting up a Project Management Office to manage the client’s cloud and IT estate transformation. In addition, Wipro also setup an internal academy to perform a skill gap analysis and provide additional resource training across the business. The client has so far seen a cost reduction of up to 15%, as well as additional savings through marketplace optimization, increased customer satisfaction, and a more scalable operation.

4.

A multinational consumer electronics company selected Wipro to improve their overall customer experience. To achieve this, the Wipro team created a cross-functional customer service transformation program with bespoke analytics and reporting. The project also included automated visualization of performance management, fraud prevention, and gamified learning and training modules for client-facing staff. This program will increase Net Promoter Scores (NPS), improve customer service agent knowledge, and reduce average call times.

5.

Wipro was selected by a global leader in medical technology, services, and solutions to enhance its service desk and improve its employee experience. Wipro developed a bespoke Global IT Service Desk solution, with significant AI-led automation and self-service capabilities including self-help content development and delivery. The solution will be integrated into existing critical systems and will deliver a cost reduction of up to 30%.

6.

One of the largest energy and utilities companies in Brazil has selected Wipro to modernize their billing process. Wipro will implement and support this transformation covering everything from billing to analytics, leveraging cloud infrastructure to streamline the client’s operations. The client can expect a more resilient billing management platform, cost reduction, as well as alignment with their sustainability goals as the process will be paperless.

7.

A video hosting platform has selected Wipro to deploy a unique Quality-as-a-Service solution to help improve the client’s overall end-user experience, retention, and revenue. Wipro will build a customised assessment framework to audit and analyse the interactions between employees and end-users. This will provide actionable insights and recommendations that will improve audit completion, internal and customer experience, as well as operational efficiency.

8.

A global technology company has selected Wipro to deliver high-quality digital designs to enhance their manufacturing process. Through the Technology Excellence Center model, Wipro Engineering Edge will implement hardware design verification for multiple business units in a cost-effective, scalable, and efficient manner. This will lead to a 20-25% reduction in total cost, faster time-to-market, high-quality delivery, and the ability to scale.

9.

A leading workplace pension provider in the UK has selected Wipro to provide regulated Pensions Administration and Technology Services to the member of its Defined Contribution (DC) Pensions book. Through this engagement, the client will see enhanced member experience, faster time to market for new products, and significant cost reduction, while supporting 15% year-on-year business growth.

10.

A North American financial institution has selected Wipro to digitize and streamline its loan origination systems and deliver a consistent omni-channel experience to its end-users. NetOxygen, Wipro’s award-winning enterprise loan origination solution, will improve the lending process through automation and cloud technology. This will ensure compliance and information security, as well as fully integrated bilingual support (in French and English). The client will see a reduction in their cost-per-loan of up to 30% and can expect an increase of up to 80% in digital self-generation loan requests.

Analyst Recognition

1.	Wipro was positioned as a Leader in the 2023 Gartner® Magic Quadrant™ for Public Cloud IT Transformation Services

2.	Wipro was rated a Leader in Everest Group’s Digital Twin Services PEAK Matrix® Assessment 2023

3.	Wipro was recognized as a Leader in ISG Provider Lens™ – Cybersecurity—Solutions and Services 2023—US, UK, France, Nordics (multiple quadrants)

4.	Wipro was rated as a Leader in ISG Provider Lens™ – Google Cloud Partner Ecosystem 2023—US & Europe (all quadrants)

5.	Wipro was rated as a Leader in Avasant’s High-Tech Industry Digital Services RadarView™ 2023—2024

6.	Wipro was positioned a Leader in Everest Group’s Oracle Cloud Applications Services PEAK Matrix® Assessment 2023

7.	Wipro was featured as a Leader in ISG Provider Lens™ – Retail & CPG Services 2023—US & Europe (all quadrants)

8.	Wipro was recognized as a Leader in ISG Provider Lens™ – Customer Experience Services 2023—Europe (multiple quadrants) & US (Digital Operations)

9.	Wipro was rated as a Leader in Whitelane’s IT Sourcing Study 2023—Switzerland

10.	Wipro was featured as a Leader in Avasant’s Application Modernization Services RadarView™ 2023

11.	Wipro was recognized a Leader in Everest Group’s Network Transformation and Managed Services PEAK Matrix® Assessment – System Integrators (SIs) 2023

12.	Wipro was recognized as a Leader in Avasant’s Canada Digital and IT Services RadarView™ 2023—2024

Source & Disclaimer: *Gartner, “Magic Quadrant for Public Cloud IT Transformation Services”, Mark Ray, et al, 16 August 2023.

GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally, and MAGIC QUADRANT is a registered trademark of Gartner, Inc. and/or its affiliates and are used herein with permission. All rights reserved.

Gartner does not endorse any vendor, product, or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner’s research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The Gartner content described herein (the “Gartner Content”) represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and is not a representation of fact. Gartner Content speaks as of its original publication date (and not as of the date of this [type of filing]), and the opinions expressed in the Gartner Content are subject to change without notice.

About Key Metrics and Non-GAAP Financial Measures

This press release contains key metrics and non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 11 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

Our key metrics and non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. Our key metrics and non-GAAP financial measures are not comparable to, nor should be substituted for, an analysis of our revenue over time and involve estimates and judgments. In addition to our non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the Quarter ended September 30, 2023, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com/investors/

Quarterly Conference Call

We will hold an earnings conference call today at 07:00 p.m. Indian Standard Time (9:30 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a webcast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP181023

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With nearly 245,000 employees and business partners across 65 countries, we deliver on the promise of helping our clients, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com

Contact for Investor Relations		Contact for Media & Press

Dipak Kumar Bohra	Abhishek Jain
Phone: +91-80-6142 7201	Phone: +91-80-6142 6143	Phone: +91-80-6142 6450
dipak.bohra@wipro.com	abhishek.jain2@wipro.com	media-relations@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, the benefits its customers experience and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2023	As at September 30, 2023
			Convenience translation into US dollar in millions Refer footnote in page 2
ASSETS
Goodwill	307,970	309,732	3,728
Intangible assets	43,045	38,109	459
Property, plant and equipment	88,659	83,086	1,000
Right-of-Use assets	18,702	17,043	205
Financial assets
Derivative assets	29	151	2
Investments	20,720	21,629	260
Trade receivables	863	872	10
Other financial assets	6,330	5,973	72
Investments accounted for using the equity method	780	761	9
Deferred tax assets	2,100	2,219	27
Non-current tax assets	11,922	10,878	131
Other non-current assets	13,606	10,834	130

Total non-current assets	514,726	501,287	6,033

Inventories	1,188	1,281	15
Financial assets
Derivative assets	1,844	1,999	24
Investments	309,232	239,847	2,887
Cash and cash equivalents	91,880	97,896	1,178
Trade receivables	126,350	108,146	1,302
Unbilled receivables	60,515	65,292	786
Other financial assets	9,096	9,155	110
Contract assets	23,001	24,464	295
Current tax assets	5,091	5,017	60
Other current assets	32,899	31,946	385

Total current assets	661,096	585,043	7,042

TOTAL ASSETS	1,175,822	1,086,330	13,075

EQUITY
Share capital	10,976	10,444	126
Share premium	3,689	1,732	21
Retained earnings	660,964	577,487	6,951
Share-based payment reserve	5,632	6,023	72
Special Economic Zone re-investment reserve	46,803	44,941	541
Other components of equity	53,100	58,284	702

Equity attributable to the equity holders of the Company	781,164	698,911	8,413
Non-controlling interests	589	823	10

TOTAL EQUITY	781,753	699,734	8,423

LIABILITIES
Financial liabilities
Loans and borrowings	61,272	61,971	746
Lease liabilities	15,953	14,796	178
Derivative liabilities	179	40	^
Other financial liabilities	2,649	1,609	19
Deferred tax liabilities	15,153	15,315	184
Non-current tax liabilities	21,777	26,048	314
Other non-current liabilities	9,333	11,025	133
Provisions	^	—	—

Total non-current liabilities	126,316	130,804	1,574

Financial liabilities
Loans, borrowings and bank overdrafts	88,821	94,060	1,132
Lease liabilities	8,620	8,348	100
Derivative liabilities	2,825	1,582	19
Trade payables and accrued expenses	89,054	78,857	949
Other financial liabilities	4,141	2,712	33
Contract liabilities	22,682	16,738	201
Current tax liabilities	18,846	21,372	257
Other current liabilities	30,215	29,873	360
Provisions	2,549	2,250	27

Total current liabilities	267,753	255,792	3,078

TOTAL LIABILITIES	394,069	386,596	4,652

TOTAL EQUITY AND LIABILITIES	1,175,822	1,086,330	13,075

^	Value is less than 1

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2022	2023	2023	2022	2023	2023
			Convenience translation into US dollar in millions Refer footnote in page 2			Convenience translation into US dollar in millions Refer footnote in page 2
Revenues	225,397	225,159	2,710	440,683	453,469	5,458
Cost of revenues	(163,835)	(159,191)	(1,916)	(319,435)	(320,452)	(3,857)

Gross profit	61,562	65,968	794	121,248	133,017	1,601
Selling and marketing expenses	(15,140)	(18,767)	(226)	(30,499)	(35,351)	(426)
General and administrative expenses	(14,976)	(14,124)	(170)	(28,447)	(30,011)	(361)
Foreign exchange gains/(losses), net	1,057	268	3	2,091	206	2

Results from operating activities	32,503	33,345	401	64,393	67,861	816
Finance expenses	(2,270)	(3,033)	(37)	(4,315)	(6,119)	(74)
Finance and other income	4,040	4,810	58	7,730	11,352	137
Share of net profit/ (loss) of associates accounted for using the equity method	(72)	(30)	^	(87)	(27)	^

Profit before tax	34,201	35,092	422	67,721	73,067	879
Income tax expense	(7,710)	(8,419)	(101)	(15,641)	(17,534)	(211)

Profit for the period	26,491	26,673	321	52,080	55,533	668

Profit attributable to:
Equity holders of the Company	26,590	26,463	318	52,226	55,164	664
Non-controlling interests	(99)	210	3	(146)	369	4

Profit for the period	26,491	26,673	321	52,080	55,533	668

Earnings per equity share:
Attributable to equity holders of the Company
Basic	4.86	5.06	0.06	9.55	10.30	0.12
Diluted	4.85	5.04	0.06	9.52	10.27	0.12
Weighted average number of equity shares used in computing earnings per equity share
Basic	5,476,167,685	5,232,867,366	5,232,867,366	5,473,962,200	5,357,394,940	5,357,394,940
Diluted	5,484,785,054	5,245,641,198	5,245,641,198	5,486,081,940	5,370,078,563	5,370,078,563

^	Value is less than 1

Additional Information:

Particulars	Three months ended			Six months ended		Year ended
	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	March 31, 2023
	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	66,813	65,607	65,350	132,420	127,052	261,270
Americas 2	66,914	68,303	70,030	135,217	136,643	278,374
Europe	63,976	67,134	62,684	131,110	122,960	256,845
APMEA	26,255	26,510	27,141	52,765	52,924	106,812

Total of IT Services	223,958	227,554	225,205	451,512	439,579	903,301
IT Products	1,469	694	1,249	2,163	3,195	6,047

Total segment revenue	225,427	228,248	226,454	453,675	442,774	909,348

Segment result
IT Services
Americas 1	15,287	13,537	12,954	28,824	24,524	51,555
Americas 2	14,023	14,169	14,959	28,192	28,183	59,689
Europe	7,547	9,968	8,454	17,515	16,440	37,667
APMEA	2,985	2,800	2,670	5,785	4,739	10,681
Unallocated	(3,784)	(3,957)	(5,090)	(7,741)	(7,934)	(18,368)

Total of IT Services	36,058	36,517	33,947	72,575	65,952	141,224
IT Products	(467)	(161)	(103)	(628)	(158)	(176)
Reconciling Items	(2,246)	(1,840)	(1,341)	(4,086)	(1,401)	(1,442)

Total segment result	33,345	34,516	32,503	67,861	64,393	139,606

Finance expenses	(3,033)	(3,086)	(2,270)	(6,119)	(4,315)	(10,077)
Finance and other Income	4,810	6,542	4,040	11,352	7,730	18,185
Share of net profit/ (loss) of associates accounted for using the equity method	(30)	3	(72)	(27)	(87)	(57)

Profit before tax	35,092	37,975	34,201	73,067	67,721	147,657

Effective April 1, 2023, we merged our India State Run Enterprise segment (“ISRE”) with our IT Services segment. Currently, the Company is organized into the following operating segments: IT Services and IT Products.

IT Services: As announced on November 12, 2020, effective January 1, 2021, we re-organized our IT Services segment into four Strategic Market Units (“SMUs”)—Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM”). Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada. Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

Reconciliation of selected GAAP measures to Non-GAAP measures

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended September 30, 2023

IT Services Revenue as per IFRS	$2,713.3
Effect of Foreign currency exchange movement	$10.0

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,723.3

Three Months ended September 30, 2023

IT Services Revenue as per IFRS	$2,713.3
Effect of Foreign currency exchange movement	$(29.7)

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,683.6

Reconciliation of Free Cash Flow for three months and six months ended September 30, 2023

	Amount in INR Mn
	Three months ended September 30, 2023	Six months ended September 30, 2023
Net Income for the period [A]	26,673	55,533
Computation of Free Cash Flow
Net cash generated from operating activities [B]	38,633	76,146
Add/ (deduct) cash inflow/ (outflow) on:
Purchase of property, plant and equipment	(1,975)	(4,184)
Proceeds from sale of property, plant and equipment	3,193	4,223

Free Cash Flow [C]	39,851	76,185

Operating Cash Flow as percentage of Net Income [B/A]	144.8%	137.1%

Free Cash Flow as percentage of Net Income [C/A]	149.4%	137.2%